KW 9/12

cmc 8/15/11

11023051

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ULLICO Investment Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1625 Eye Street, NW
(No. and Street)

Washington,	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam Fried (202) 354-8062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street, Suite 4000;	Philadelphia,		19103
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 12 2011
13 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Adam Fried, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ullico Investment Company, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public 5-11-12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEGHAN C. NEWKIRK NOTARY PUBLIC MONTGOMERY CO. MD

MEGHAN C. NEWKIRK
NOTARY PUBLIC
MONTGOMERY COUNTY
MARYLAND
My Commission Expires May 11, 2012

Ullico Investment Company Inc.

Audited Financial Statements and Supplemental Information

Year Ended December 31, 2010

Contents

ERNST & YOUNG

Ernst & Young
1101 New York Avenue N.W.
Washington, DC 20005
United States

Phone: +1 202 327 6000
Fax: +1 202 327 6200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ullico Investment Company Inc.

We have audited the accompanying statement of financial condition of Ullico Investment Company Inc. (the Company) as of December 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ullico Investment Company Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 25, 2011

Ullico Investment Company Inc.

Statement of Financial Condition

As of December 31, 2010

Assets	
Cash and cash equivalents	$ 407,218
Short-term investment	599,660
Deferred income taxes	22,537
Fee income receivable	86,079
Prepaid assets	27,379
Accrued investment income	124
Total assets	$ 1,142,997
Liabilities	
Compensation payable	$ 381,981
Professional fees payable	38,232
Total liabilities	420,213
Stockholder's Equity	
Common stock ($1 par value; 1,000 shares authorized, issued, and outstanding)	1,000
Additional paid-in capital	249,000
Retained earnings	472,784
Total stockholder's equity	722,784
Total liabilities and stockholder's equity	$ 1,142,997

The accompanying notes are an integral part of these financial statements.

Ullico Investment Company Inc.

Statement of Operations

For the Year Ended December 31, 2010

Revenues	
Commissions	$ 3,311,470
Interest	50
Total revenues	3,311,520
Expenses	
Allocated operating expenses	2,547,398
Professional fees	86,300
Allocated compensation and related expenses	249,992
Insurance expense	69,140
Regulatory fees and expenses	20,574
Total expenses	2,973,404
Income before income tax provisions	338,116
State income tax expense	(1,406)
Deferred expense for federal income taxes	(118,109)
Total tax expense	(119,515)
Net income	$ 218,601

The accompanying notes are an integral part of these financial statements.

Ullico Investment Company Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2010

	Shares of Common Stock	Common Stock	Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2009	1,000	$ 1,000	$ 249,000	$ 254,183	$ 504,183
Net Income	–	–	–	218,601	218,601
Balance, December 31, 2010	1,000	$ 1,000	$ 249,000	$ 472,784	$ 722,784

The accompanying notes are an integral part of these financial statements.

Ullico Investment Company Inc.

Statement of Cash Flows

For the Year Ended December 31, 2010

Cash flows from operating and investing activities	
Net Income	$ 218,601
Adjustments to reconcile net income to net cash provided by operating and investing activities:	
Changes in operating assets and liabilities:	
Short-term investment	199,902
Deferred income taxes	118,109
Fee income receivable	86,838
Prepaid assets	482
Accrued investment income	(97)
Compensation payable	(379,019)
Professional fees payable	(2,053)
Other liabilities	(500)
Net cash provided by operating and investing activities	242,263
Cash and cash equivalents at beginning of year	164,955
Cash and cash equivalents at end of year	$ 407,218
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ 1,406

The accompanying notes are an integral part of these financial statements.

Ullico Investment Company Inc.

Notes to Financial Statements

December 31, 2010

1. Organization and Nature of Business

Ullico Investment Company Inc. (the Company), a wholly owned subsidiary of Ullico Inc. (Ullico), is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD).

The Company is a component of a larger business enterprise, and its officers, personnel and other support are provided by that entity. Substantially all of its commission revenue is derived from management fees earned by Ullico Investment Advisors, Inc. (the Manager) and Union Labor Life Insurance Company (ULL), both wholly owned subsidiaries of Ullico. The operating results or financial condition would have been significantly different had the Company been autonomous.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP) which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized as earned in accordance with respective service agreements between the Company and other entities.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Ullico. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Ullico. The amount of current and deferred taxes asset is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

2. Significant Accounting Policies (continued)

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The deferred income tax asset at December 31, 2010 arises primarily as a result of net operating loss carryforwards. Management has evaluated the need for a valuation allowance for deferred tax assets and believes the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

The Company assesses the likelihood, based on their technical merit, that tax positions taken or expected to be taken will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2010, the Company had no unrecognized tax benefit. Tax years that remain open and subject to examination by the Internal Revenue Service are calendar years 2007 and forward.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and an investment in a money market fund.

Financial Instruments

The Company's financial instruments consist primarily of cash, cash equivalents and receivables, accounts payable and accrued liabilities. The Company believes all of the financial instruments are recorded at values that approximate current value due to the short-term nature of these instruments. The short term investment at December 31, 2010 is comprised of U.S. Treasury bills with a maturity of May 2011 and whose carrying amount approximates its fair value.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2010, and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, the Company is required to maintain minimum net capital, as defined under such provisions. The rule requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2010, the Company's net capital was $576,049, which was $548,035 in excess of net capital requirements. The Company's ratio of aggregate indebtedness to net capital was 0.73 to 1.

4. Related-Party Transactions

The Manager agrees to pay a placement agent fee at an agreed upon percentage of the annual investment management fees generated through the management of certain privately offered funds. The Company also earns a placement agent fee derived from an agreed upon percentage of the annual investment management fees earned by ULL for marketing group annuity products.

The Company has entered into an Expense Sharing Agreement (Agreement) with the Manager whereby the Manager allocates a certain percentage of expenses for rent, utilities, sub-advisor fees, salaries and employee benefits, telephone, equipment, furniture and fixtures, accounting services and other general administrative and office expenses to the Company. All other operating expenses other than those allocated under the Agreement are paid directly by the Company.

5. Risks and Uncertainties

The Company maintains its cash in a bank account, which, at times, may exceed federally insured limits. The Company has not experienced any losses on this account. In the ordinary course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

6. Subsequent Event

Events or transactions that occur after the balance sheet date but before the financial statements are issued and categorized as recognized or non-recognized for financial statement purposes. The Company has evaluated subsequent events through February 25, 2011, the date the financial statements were issued, and has determined there were no events that required recognition or disclosure in the financial statements.

Supplemental Information

Ullico Investment Company Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC

December 31, 2010

Total stockholder's equity qualified for net capital	$ 722,784
Less non-allowable assets:	
Prepaid assets	(27,379)
Fee income receivable	(86,079)
Deferred income taxes	(22,537)
	(135,995)
Less haircut on securities	(10,740)
Net capital	$ 576,049
Aggregate indebtedness	$ 420,213
Minimum capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 28,014
Net capital in excess of minimum required	$ 548,035
Excess net capital at 1,000%, as defined	$ 534,028
Ratio of aggregate indebtedness to net capital	0.73 to 1

Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 31, 2010)

Net capital, as reported in Company's part II (unaudited) FOCUS report filed on January 25, 2011	$475,030
Adjustment to record change in estimated bonuses	101,019
Net capital per above, as reported in Company's part II (unaudited) FOCUS report amended on February 25, 2011	$576,049

Ullico Investment Company Inc.

Statement Regarding Rule 15c3-3 of the SEC

As of December 31, 2010

Computation for Determination of Reserve Requirement

The Company operates under the exemptive provisions of paragraph (k)(1) of SEC rule 15c3-3.

Information Relating to Possession or Control Requirements

The Company has complied with the exemptive requirements of SEC rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2010.

Supplementary Report

ERNST & YOUNG

Ernst & Young
1101 New York Avenue N.W.
Washington, DC 20005
United States

Phone: +1 202 327 6000
Fax: +1 202 327 6200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors

ULLICO Investment Company Inc.

In planning and performing our audit of the financial statements of ULLICO Investment Company Inc. (the Company), as of and for the year ended December 31, 2010,in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Ullico Investment Company Inc
1625 Eye Street, NW
Washington, DC 20006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Adam Fried (202) 354-8062

2. A.	General Assessment (item 2e from page 2)	$ 3,241
B.	Less payment made with SIPC-6 filed (exclude interest) overpayment Date Paid	(0)
C.	Less prior overpayment applied	(1,674)
D.	Assessment balance due or (overpayment)	1,567
E.	Interest computed on late payment (see instruction E) for 0 days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,567
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 1,567	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ullico Investment Company Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 19 day of January, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2010
and ending Dec 31, 2010
Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,311,432
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,015,102
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,296,330
2e. General Assessment @ .0025	$ 3,241

(to page 1, line 2.A.)

ULLICO
Investment Company, Inc
8403 Colesville Rd.
Silver Spring, MD 20910
(202) 682-0900

Security features included. Details on back.

880000055

70-2302

719

02/07/2011

One Thousand Five Hundred Sixty-Seven And NO/100 Dollars

***********$1,567.00

VOID AFTER 180 DAYS

TO THE ORDER OF
SECURITIES INVESTOR
PROTECTION CORPORATION
PO BOX 92185
WASHINGTON, DC 20090--218

Bank of America

Two signatures required

⑈880000055⑈ ⑆071923022⑆ 559008088 2⑈

2642232 1 40350 0 67332

DETACH LOWER PORTION AT PERFORATION AND RETAIN FOR YOUR RECORDS

REFERENCE NUMBER		DATE	CHECK NUMBER
12957		02/07/2011	880000055
SIPC-7 2010	12/31/2010		1567.00

ULLICO
Investment Company, Inc

8403 Colesville Rd.
Silver Spring, MD 20910
(202) 682-0900

CHECK AMOUNT
$ 1567.00

0001 of 0001

Ernst & Young
1101 New York Avenue N.W.
Washington, DC 20005
United States

Phone: +1 202 327 6000
Fax: +1 202 327 6200
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of ULLICO Investment Company Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of ULLICO Investment Company Inc (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   We compared amount in line "F. PAID WITH THIS FORM" from page 1 of the Form SIPC-7 to the amount of the check to SIPC on February 7, 2011, and found them to be in agreement.

   We compared the amount in line "C. LESS OVERPAYMENT APPLIED" from page 1 of the Form SIPC-7 to the SIPC acknowledgement form notifying the Company of a credit amount due to overpayment of the 2009 SIPC-7T assessment fee, finding the amounts to be in agreement.

2. Compared the amounts reported on the FOCUS reports for the period from January 1, 2010 through December 31, 2010 with the amounts reported in Form SIPC-7 for the period January 1, 2010 through December 31, 2010, finding them to be in agreement.

   We performed the following procedures related to the amounts derived directly from the FOCUS reports as reported on the Form SIPC-7T:

SIPC-7T Line Item	Procedure
2a.Total Revenue	We agreed the amount of total revenue from the SIPC-7T to the sum of the amounts found on line 12/Part IIA Line 9, Code 4030 from the Company's FOCUS reports filed for the periods January 1, 2010 through March 31, 2010, April 1 through June 30, 2010, July 1 through September 30, 2010, and October 1 through December 31, 2010 without exception.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

SIPC-7 Line Item	Procedure
2c. Deductions: (1)	We agreed the amount on line 2c.(1) on page 2 of the SIPC-7 to amounts derived from the supporting schedules prepared by the Company entitled "2c Deductions (1), which are derived from the accounting records used to prepare the FOCUS reports filed for the periods January 1, 2010 through March 31, 2010, April 1 through June 30, 2010, July 1 through September 30, 2010, and October 1 through December 31, 2010 without exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, without exception.

   We proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7, filed by the Company on January 19, 2011, and on the related supporting schedules and working papers supporting the adjustments, without exception

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, and found them to be in agreement.

   We compared the amount in line "C. LESS OVERPAYMENT APPLIED" from page 1 of the Form SIPC-7 to the SIPC acknowledgement form notifying the Company of a credit amount due to overpayment of the 2009 SIPC-7T assessment fee, finding the amounts to be in agreement.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2011